Exhibit 21

Subsidiaries of Registrant(1)

Subsidiary(2)
(Name under which subsidiary does business)	State of Incorporation or Organization
FC-GEN Operations Investment LLC	Delaware
Genesis Administrative Services LLC	Delaware
Genesis Eldercare Rehabilitation Services LLC	Delaware
GHC Holdings LLC	Delaware
SHG Resources, LLC	Delaware
Summit Care, LLC	Delaware
SunBridge Healthcare LLC	New Mexico

(1) “Subsidiaries” for purposes of this Exhibit 21 include corporations, limited liability companies and limited partnerships directly or indirectly wholly owned by Genesis Healthcare, Inc.

(2)  Names of subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2020, are omitted.